UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On or about March 7, 2024, SYLA Technologies Co., Ltd. (the “Company”) will release a Notice of Convocation (the “Notice”) of the Company’s Ordinary General Meeting of Shareholders (the “Meeting”) to be held at 4:00 p.m. (Japan Standard Time) on Thursday, March 28, 2023, for the following purpose, as more fully described in the Notice:

Matters to be Reported

Business Report for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)

Matters to be Resolved

Proposal 1: Approval of Financial Statements for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)

Proposal 2: Appropriation of Surplus

Proposal 3: Election of Nine (9) Directors

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, which includes, among other things, Financial Statements for the 15th Fiscal Year, a Business Report for the 15th Fiscal Year and information with respect to the directors proposed for election.

Also on or about March 7, 2023, the Company will release (i) a voting instruction card for its Japanese stockholders (the “Japanese Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference, and (ii) voting instruction card for holders of its American Depositary Shares, each representing 1/100 of one common share (the “ADS Card”), a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Japanese Card or the ADS Card, as the case may be.

The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Notice of Convocation.
99.2	Voting Instruction Card for Japanese Stockholders.
99.3	Voting Instruction Card for American Depositary Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: March 7, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer